U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              JP MORGAN CHASE & CO.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                             CTW INVESTMENT GROUP


Re: Please Vote AGAINST the Re-election of Directors Crown, Futter, Cote and Jackson.

Dear J.P. Morgan Chase Shareholder:

We urge you to vote AGAINST the re-election of directors James S. Crown, Ellen V. Futter, David M. Cote, and Laban P. Jackson at J.P. Morgan Chase (NYSE: JPM)'s annual meeting on May 21, 2013.

  * Mr. Crown, Ms. Futter, and Mr. Cote, as members of the Risk Policy Committee, bear responsibility for the lack of effective board oversight of risk management that culminated in the "London Whale" fiasco.

  * Mr. Jackson is the Chairman of the Audit Committee and bears responsibility not only for the inadequate internal controls that enabled the "London Whale" losses, but also for broader internal control failures that have resulted in more than $8.5 billion in fines and settlements since 2009, and for recent and upcoming regulatory sanctions/1/

In contrast to its reputation as the most effective risk manager among the big U.S. banks, the $6 billion trading loss last spring exposed longstanding weaknesses in the oversight, governance and implementation of the company's risk management and internal controls. Unfortunately, the board has been unwilling to acknowledge its own role in these losses, instead issuing a brief report that inexplicably concluded that the Risk Policy Committee had "discharged its duties."/2/ Clearly, J.P. Morgan Chase shareholders cannot rely on existing directors to address oversight failures, and can only ensure effective oversight of risk management and internal controls by voting AGAINST directors Crown, Futter, Cote, and Jackson.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management, and are substantial J.P. Morgan Chase shareholders. The CtW Investment Group has repeatedly raised concerns with the board's oversight of risk management in a series of letters starting in March 2011, and an in-person meeting in April 2011.

FAILED OVERSIGHT AND LACK OF RELEVANT EXPERIENCE ON RISK POLICY COMMITTEE
The board's Review Committee report makes it clear that the Risk Policy Committee had little inkling in early 2012 that a significant problem was developing in the Chief Investment Office ("CIO"). However, the Review Committee report does note that the Risk Policy Committee had been informed in December 2010 of the creation of the Synthetic Credit Portfolio roughly two years earlier, was told that this portfolio was intended to hedge against a dramatic downturn in the financial markets, and that the portfolio had earned an annualized return of 100% on capital since inception./3/ Members of the committee do not appear to have asked why this portfolio was earning such high returns despite the absence of a dramatic
_______________

/1/ Josh Rosner, "JPMorgan Chase: Out of Control" GrahamFisher March 12, 2013. /2/ J.P. Morgan Chase, "Report of the Review Committee of the Board of Directors of JPMorgan Chase & Co." January 15, 2013, pg. 2.
/3/ Ibid., pg. 5.

This is not a proxy solicitation.  Please do not send us your proxy card.

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downturn in 2009 or 2010. The Risk Policy Committee also regularly received information throughout 2011 on the size, returns, and risk (primarily Value at Risk ("VaR")) of the CIO's overall portfolio/4/; the CIO's investment securities portfolio grew 15% during 2011, while its VaR grew 38%./5/ Again, the rapid growth of the CIO's portfolio and risk appears not to have elicited any questions from the Risk Policy Committee. Most troubling, the reports received by the Committee prior to its March and April 2012 meetings omitted both firm-wide and CIO VaR, and once again the members of the Committee do not appear to have questioned or even noticed these omissions./6/

Moreover, these three long-standing members of the Risk Policy Committee each lack any clear professional experience directly relevant to oversight of risk management at a large, complex financial institution, such as experience in banking, complex trading, or financial regulation:

JAMES S. CROWN has been a director of JPM since 2004 after having been a director of one of the JPM predecessors, Bank One, from 1991 to 2004, where Jamie Dimon was hired as CEO in 2000. He has been a member of the Risk Policy Committee since 2004, and has chaired the Committee since 2006, making him particularly culpable for JPM's lax risk management practices./7/ Mr. Crown has been the President of Henry Crown & Co., a private investment company owned by his family, which appears to manage the real estate and industrial fortune accumulated by his grandfather, Henry Crown./8/ While Mr. Crown briefly worked for Salomon Brothers in the early 1980's, he does not appear to have any recent professional experience in banking, complex financial trading, or financial regulation.

ELLEN V. FUTTER has been a director of JPM since 1997, and has served on the Risk Policy Committee since 2000. Ms. Futter is the President of the American Museum of Natural History since 1993, prior to which she was President of Barnard College. Ms. Futter served as a director of Bristol-Myers Squibb from 1993 to 2006, and served on that company's Audit Committee until 2002, just prior to the disclosure of a $1.5 billion accounting fraud./9/ Ms. Futter also served as a director of AIG from 1999 to 2008, and served on AIG's Finance Committee (charged with overseeing risk management) from 2003 to 2005, during which time the derivatives positions that led to AIG's 2008 bailout were being built up./10/ Ms. Futter did serve as a public (Class C) director at the Federal Reserve Bank of New York ("FRBNY") from 1988-1993; however, as the FRBNY explains: "The Bank's bylaws make clear that particular bank supervisory and regulatory matters do not fall within the purview of the Bank's Board of Directors."/11/ Ms. Futter has no other professional experience related to risk management for a large, complex financial institution.

DAVID M. COTE has been a JPM director since 2007, at which time he joined the Risk Policy Committee. Mr. Cote has been the Chairman and CEO of Honeywell, Inc. since 2002. Mr. Cote's professional experience, including many years with General Electric and TRW, has been spent entirely in the
_______________

/4/ Ibid., pg. 3.
/5/ J.P. Morgan Chase & Co. 2011 Form 10-K filed February 29, 2012, pg. 108,
159.
/6/ Board Review Committee, op.cit., pg. 4.
/7/ J.P. Morgan Chase proxy statements on Form DEF14A, March 30, 2007.
/8/ http://www.nytimes.com/1990/08/16/obituaries/henry-crown-
industrialist-dies-billionaire-94-rose-from-poverty-by-joan-cook.html
/9/ http://www.sec.gov/news/press/2004-105.htm
/10/ http://tpmmuckraker.talkingpointsmemo.com/2009/03/the_rise_and_
fall_of_aigs_financial_products_unit.php
/11/ http://www.newyorkfed.org/aboutthefed/org_nydirectors.html

This is not a proxy solicitation.  Please do not send us your proxy card.

industrial sector. He has no professional experience in banking, complex financial trading, or financial regulation.

INTERNAL CONTROLS FAILURES BEYOND THE "LONDON WHALE"
As the Senate Permanent Subcommittee on Investigations reported, between January and April 2012 the CIO experienced more than 330 breaches of its various risk controls, failed to document the specific risks the CIO's purported hedges were supposed to hedge, and repeatedly withheld information from the OCC./12/ Moreover, these clear internal controls breakdowns at the CIO occurred in the wake of extensive breakdowns in internal controls across the company, including those related to anti-money laundering statues, commodities trading statues, securities trading statutes, and segregation of customer funds, among others. These internal controls and compliance failures have required the company to pay more than $8.5 billion in fines and settlements since 2009, a figure which excludes litigation and other costs associated with unresolved actions related to mortgage putbacks./13/

LABAN P. JACKSON has been a JPM director since 2004, after having been a director of one of JPM's predecessors, Bank One, from 1993 to 2004, at which time he also became Chairman of the Audit Committee. Mr. Jackson is the Chairman and CEO of Clear Creek Properties, a real estate development company. He does not appear to have any day-to-day, professional experience in accounting, auditing, or regulatory compliance, which we think is particularly needed at the Company at this time given the magnitude of the problems identified by the Senate Subcommittee, the OCC, and the Federal Reserve.

CONCLUSION
J.P. Morgan Chase has incurred billions in losses associated with inadequate risk management practices and internal controls. Despite these failures, the board has seen fit to keep all incumbent directors serving on the committees responsible for overseeing risk management and internal controls in place. This refusal of accountability is even more stark considering that directors Crown, Futter, and Cote possess virtually no professional experience in banking, complex trading, or financial regulation, while Mr. Jackson possesses no professional experience in accounting, auditing, or regulatory compliance. In order to restore accountability and effective board oversight of key functions, we urge you to vote AGAINST directors Crown, Futter, Cote, and Jackson at J.P. Morgan Chase's annual meeting on May 21, 2013.

Sincerely,


/s/
Richard W. Clayton III
Research Director, CtW Investment Group
http://www.ctwinvestmentgroup.com/
_______________

/12/ Report issued by the Senate Permanent Subcommittee for Investigations, March 14, 2013 pg. 36, pgs. 7-10.
/13/ Rosner, op.cit., pg. 1.

This is not a proxy solicitation. Please do not send us your proxy card.

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